Filed by Sono Group N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-41066

Subject Company: Sono Group N.V.

There are 124 franchises across the NFL, NBA, MLB and NHL. Owning a piece of one has meant an eight- or nine-figure check and an invitation.

That has started to shift. Over the past several years, each of the four leagues adopted a framework permitting passive institutional ownership — the NFL most recently, in August 2024.

Sono Group N.V. (Nasdaq: SSM) has signed a non-binding letter of intent to combine with Sports One, a company formed to acquire and hold minority interests in professional sports teams across those leagues, and to operate a sports intelligence business that puts a measurable value on athletes — including their name, image and likeness (NIL) rights.

The proposed combination would give that strategy a public, permanent-capital structure: no fixed fund life, no forced exit timeline, and shares any investor can buy.

Concurrently with signing, a group of investors purchased 283,500 ordinary shares — 19.9% of our outstanding ordinary shares — at market price, with no discount, no warrant coverage, and a 180-day lock-up.

The letter of intent is non-binding. Completion remains subject to definitive documentation, due diligence, regulatory review and shareholder approval.

Full release: https://ir.sonomotors.com/news-releases/news-release-details/sono-group-nv-and-sports-one-sign-letter-intent-combine-and

#Sports #TeamOwnership #NIL #AlternativeInvestments

Important information about the proposed transaction and where to find it, participants in the solicitation, and cautionary statements regarding forward-looking statements are available here: https://www.sec.gov/Archives/edgar/data/1840416/000117184326005809/f425_083126.htm

SONO GROUP N.V.

A NEW STRATEGIC DIRECTION

Sono Group N.V. and Sports One sign a Letter of Intent to combine and expand into professional sports

- **Team ownership** — minority stakes in the NFL, NBA, MLB and NHL
- **Permanent capital** — no fund life, no forced exits
- **Athlete intelligence** — real-time data and NIL valuation
- **19.9% bought at market** — no discount, no warrants

NASDAQ: SSM